HIGH SIERRA TECHNOLOGIES, INC.

1495 RIDGEWAY DRIVE, SUITE 230A

RENO, NEVADA 89519

TELEPHONE: (775) 224-4700

August 8, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Michael C. Foland, Attorney-Advisor

Re:

High Sierra Technologies, Inc.

Registration Statement on Form S-1

Originally Filed June 10, 2019, as Amended

File No. 333-232047

Acceleration Request

Dear Mr. Foland:

High Sierra Technologies, Inc. (the “Registrant”) respectfully requests acceleration of effectiveness of the above-referenced Registration Statement to Friday, August 9, 2019 at 1:00 p.m. Eastern Time, or as soon as practicable thereafter.

The Registrant requests that it be notified of such effectiveness by a telephone call to its outside legal counsel, Robert N. Wilkinson of Anderson Call and Wilkinson, P.C., at (801) 533-9645.

If you have any questions concerning this letter, please let me know

Sincerely,

HIGH SIERRA TECHNOLOGIES, INC.

/s/ Gregg W. Koechlein

Gregg W. Koechlein, Chief Financial Officer

GWK/rnw

cc: Robert N. Wilkinson, Esq.

LTRS/7674